Filed by AEP Industries Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AEP Industries Inc.
Commission File No.: 001-35117
Date: September 9, 2016

AEP Industries Inc. Reports Fiscal 2016 Third Quarter and Year-to-Date Results

MONTVALE, N.J., Sept. 9, 2016 /PRNewswire/ -- AEP Industries Inc. (Nasdaq: AEPI) (the "Company" or "AEP") today reported financial results for its third quarter ended July 31, 2016.

Brendan Barba, Chairman and Chief Executive Officer of the Company, said, "Our recently announced acquisition by Berry Plastics is a transformational combination that will propel our business into its next chapter of growth. We expect to optimize our complementary production capacities, reduce material and conversion costs and become better-positioned to serve our customers. These improvements, together with the significant expected synergies and other cash flow benefits, are expected to accelerate value creation for all AEP shareholders and provide compelling upside for their investment. As we move forward, we will remain focused on executing on our operating plans and strategy. We look forward to realizing the significant benefits of this transaction."

Net sales for the third quarter of fiscal 2016 decreased $18.3 million, or 6%, to $283.7 million as compared to the third quarter of fiscal 2015. The decrease in net sales for the third quarter of fiscal 2016 was the result of a 4% decrease in average selling prices, primarily due to the pass through of lower resin costs, and a 2% decrease in sales volume compared to the same period in the prior fiscal year. Volume in the prior fiscal year third quarter benefited from customers' buying in to the expected resin price increase while we believe customers in the current fiscal year third quarter delayed purchases in anticipation of a decrease in resin prices.

Net sales for the nine months ended July 31, 2016 decreased $52.7 million, or 6%, to $810.4 million as compared to the same period in the prior fiscal year. The decrease in net sales for the nine months ended July 31, 2016 was the result of a 7% decrease in average selling prices, primarily due to the pass through of lower resin costs, partially offset by a 2% increase in sales volume compared to the same period in the prior fiscal year. Net sales for the three and nine months ended July 31, 2016 included a $0.9 million and $4.5 million, respectively, negative impact of foreign exchange relating to the Company's Canadian operations.

Gross profit for the third quarter of fiscal 2016 was $46.2 million, a decrease of $2.0 million, or 4%, compared to the same period in the prior fiscal year. Excluding the impact of the LIFO reserve change of $0.9 million year-over-year, gross profit decreased $1.1 million as compared to the same period in the prior fiscal year primarily resulting from a decrease in volumes sold. Excluding the impact of increasing the LIFO reserve during the third quarter of fiscal 2016 by approximately $0.02 per pound, gross profit per pound in the third quarter fiscal 2016 was $0.20 per pound.

Gross profit for the nine months of fiscal 2016 was $144.0 million, an increase of $13.5 million, or 10%, compared to the same period in the prior fiscal year. Excluding the impact of the LIFO reserve change of $14.9 million year-over-year, gross profit increased $28.4 million as compared to the same period in the prior fiscal year primarily resulting from improved material margins and increased volumes sold. Excluding the impact of LIFO during the periods, gross profit per pound for the nine months ended July 31, 2016 was $0.20 per pound as compared to $0.17 per pound in the prior fiscal year period.

Operating expenses for the third quarter of fiscal 2016 were $32.4 million, an increase of $0.1 million, or 0.3%, compared to the same period in the prior fiscal year primarily due to an increase in share-based compensation expense associated with the Company's performance units, partially offset by a decrease in fuel costs and a decrease in bad debt expense primarily due to a customer's bankruptcy filing in the prior year period.

Operating expenses for the nine months of fiscal 2016 were $87.4 million, a decrease of $0.9 million, or 1%, compared to the same period in the prior fiscal year primarily due to a decrease in bad debt expense largely due to customers' bankruptcy filings in the prior year period and a decrease in fuel costs, partially offset by an increase in the provision related to employee cash performance incentives and an increase in share-based compensation expense associated with the Company's performance units. Operating expenses for the current period were also positively impacted by foreign exchange related to the Company's Canadian operations.

Interest expense for the three and nine months ended July 31, 2016 decreased $0.1 million and $0.6 million, respectively, as compared to the prior year periods primarily resulting from lower average borrowings under the Company's U.S. credit facility during the comparable periods.

Net income for the three months ended July 31, 2016 was $6.3 million, or $1.22 per diluted share, as compared to net income of $6.6 million, or $1.28 per diluted share, for the three months ended July 31, 2015. Net income for the nine months ended July 31, 2016 was $27.9 million, or $5.44 per diluted share, as compared to net income of $18.2 million, or $3.56 per diluted share, for the nine months ended July 31, 2015.

We added a total of approximately 28 million pounds of custom film of annual capacity during the third quarter of fiscal 2016 spread across three of the Company's plants. We are in the process of completing an automation project in our Waxahachie plant related to the institutional canliners division which we expect will reduce staffing and increase production efficiencies; positive effects we expect will be seen in fiscal 2017. We believe these and similar efforts over the past few years directed at increasing capacities and improving operating efficiencies have furthered strengthened our competitiveness.

During the quarter ended July 31, 2016, polyethylene resin costs increased due to temporary supply disruptions, including planned maintenance activities and some unexpected operating issues. There is an announced $0.05 increase in polyethylene resin prices in the month of September which we believe, due to the unexpected operating issues, will be effective. We believe such price increases are temporary and continue to believe that the addition of significant new polyethylene resin capacity starting at the end of calendar 2016 will put downward pressure on resin prices in fiscal 2017.

We believe we continue to maintain a strong balance sheet and sufficient liquidity to provide us with financial flexibility. As of July 31, 2016, we had a net debt position (current bank borrowings plus long term debt less cash and cash equivalents) of $147.4 million, compared with $193.3 million at the end of fiscal 2015. As of September 9, 2016 we have paid $3.8 million year to date in dividends.

Adjusted EBITDA (defined below) was $28.5 million for the three months ended July 31, 2016 as compared to $27.8 million for the three months ended July 31, 2015. Adjusted EBITDA for the nine months ended July 31, 2016 was $85.5 million, as compared to $57.4 million for the nine months ended July 31, 2015.

Execution of Merger Agreement with Berry Plastics Group, Inc.

On August 24, 2016, the Company, Berry Plastics Group, Inc. (Berry) and certain subsidiaries of Berry entered into an agreement and plan of merger (the Merger Agreement) pursuant to which Berry will acquire all of the outstanding shares of the Company in a cash and stock transaction (the mergers). Each Company shareholder will elect to receive either $110 in cash or 2.5011 shares of Berry common stock per Company share in the transaction, subject to an overall 50/50 proration to ensure that 50% of the total outstanding Company shares are exchanged for the cash consideration and 50% are exchanged for Berry common stock. Upon closing, the Company's shareholders would own approximately 5 percent of Berry on a fully diluted basis based on Berry's outstanding common stock. Berry will apply to list the Berry shares to be issued on the New York Stock Exchange.

The transaction is subject to the approval of the Company's shareholders and customary closing conditions, including applicable regulatory approvals.

Reconciliation of Non-GAAP Measures to GAAP Measure

The Company defines Adjusted EBITDA as net income (loss) before discontinued operations, interest expense, income taxes, depreciation and amortization, changes in LIFO reserve, other non-operating income (expense), net, and share-based compensation expense (income). The Company believes Adjusted EBITDA is an important measure of operating performance because it allows management, investors and others to evaluate and compare its core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expense from its outstanding debt), asset base (depreciation and amortization), tax consequences, changes in LIFO reserve (a non-cash charge/benefit to its consolidated statements of operations), other non-operating items and share-based compensation. Furthermore, management uses Adjusted EBITDA for business planning purposes and to evaluate and price potential acquisitions. The Company further emphasizes the importance of Adjusted EBITDA as an operating performance measure by utilizing a similarly defined metric as the sole performance measure in its annual bonus plan and performance unit program. In addition to its use by management, the Company also believes Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of the Company and other companies in the plastic films industry. Other companies may calculate Adjusted EBITDA differently, and therefore the Company's Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from Adjusted EBITDA are significant and necessary components to the operations of the Company's business, and, therefore, Adjusted EBITDA should only be used as a supplemental measure of the Company's operating performance.

The following is a reconciliation of the Company's net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Third Quarter	Third Quarter	July YTD	July YTD
	Fiscal 2016	Fiscal 2015	Fiscal 2016	Fiscal 2015
	(in thousands)

Net income	$ 6,269	$ 6,567	$ 27,944	$ 18,171
Provision for taxes	3,239	4,814	14,858	10,048
Interest expense	4,513	4,617	13,625	14,252
Depreciation and amortization expense	7,369	7,418	22,054	24,148
Increase (decrease) in LIFO reserve	4,492	3,613	2,598	(12,348)
Other non-operating (income) expense, net	(250)	(163)	229	(220)
Share-based compensation	2,894	911	4,191	3,328
Adjusted EBITDA	$ 28,526	$ 27,777	$ 85,499	$ 57,379

AEP Industries Inc. manufactures, markets, and distributes an extensive range of flexible plastic packaging products for the consumer, industrial and agricultural markets. The Company has manufacturing operations in the United States and Canada.

Certain statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that do not relate to historical information or current facts, which in this report include statements about the Company's outlook for sales volume, resin pricing, future cost reductions, other expectations regarding future growth or financial performance, and anticipated benefits and closing date of the mergers. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, but are not limited to, the timing and completion, in part or full, of the significant capacity increase by North American resin producers in future years and its impact on future resin pricing; the ability to manage resin price volatility, including passing raw material price increases to customers in full or in a timely fashion; delayed purchases by certain customers during periods when resin prices are expected to decrease in the near term; the availability of raw materials; competition in existing and future markets; disruptions in the global economic and financial market environment; resin price reductions leading to the utilization of LIFO reserves and resulting in the payment of additional taxes in cash; limited contractual relationships with customers; the Board's discretion to pay future dividends; future cash flows, liquidity, contractual and legal restrictions related thereto; that the mergers with Berry may not be consummated in a timely manner or at all; the failure to complete the mergers could negatively impact the stock price and the future business and financial results of the Company; that the definitive Merger Agreement may be terminated in circumstances that require the Company to pay Berry a termination fee of $20 million and/or reimbursement of its expenses of up to $5 million; the diversion of management's attention from the Company's ongoing business operations to the closing of the mergers; the failure of the Company to obtain the requisite consents to the mergers, including the receipt of approval of the Company's stockholders, the timing (including possible delays) and receipt of regulatory approvals from governmental entities (including any conditions, limitations or restrictions placed on these approvals) and the risk that one or more governmental entities may deny approval; the effect of the announcement of the mergers on the Company's business relationships (including, without limitation, customers and suppliers), operating results and business generally. Those and other risks are described in the Company's annual report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent reports filed with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained from the Company. Except as required by law, the Company assumes no obligation to update the forward-looking statements, which are made as of the date hereof, even if new information becomes available in the future.

AEP INDUSTRIES INC. CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands, except per share data)

	For the Three Months Ended July 31,		For the Nine Months Ended July 31,
	2016	2015	2016	2015
NET SALES	$283,689	$301,982	$810,404	$863,143
COST OF SALES	237,486	253,821	666,392	732,602
Gross profit	46,203	48,161	144,012	130,541
OPERATING EXPENSES:
Delivery	12,696	13,863	35,278	37,454
Selling	10,170	10,204	28,485	27,957
General and administrative	9,566	8,259	23,593	22,879
Total operating expenses	32,432	32,326	87,356	88,290
Operating income	13,771	15,835	56,656	42,251
OTHER (EXPENSE) INCOME:
Interest expense	(4,513)	(4,617)	(13,625)	(14,252)
Other, net	250	163	(229)	220
Income before provision for income taxes	9,508	11,381	42,802	28,219
PROVISION FOR INCOME TAXES	(3,239)	(4,814)	(14,858)	(10,048)
Net income	$6,269	$6,567	$27,944	18,171
BASIC EARNINGS PER COMMON SHARE:
Net income per common share	$1.23	$1.29	$5.47	$3.57
DILUTED EARNINGS PER COMMON SHARE:
Net income per common share	$1.22	$1.28	$5.44	$3.56
CASH DIVIDEND DECLARED PER COMMON SHARE	$0.25	—	$0.75	—

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Berry expects to prepare and file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to Berry's proposed acquisition of AEP. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed transaction.

Additional Information and Where to Find It

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Berry and AEP with the SEC (when and if they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Berry with the SEC will also be available free of charge on Berry's website at www.berryplastics.com or by contacting Dustin Stilwell, Head-Investor Relations, Berry Plastics Group, Inc., 101 Oakley Street, PO Box 959, Evansville, Indiana 47710, (812) 306-2964, ir@berryplastics.com. Copies of the documents filed by AEP with the SEC are available free of charge on AEP's website at www.aepinc.com or by contacting Paul M. Feeney, Executive Vice President, Finance and Chief Financial Officer, AEP Industries Inc., 95 Chestnut Ridge Road, Montvale, New Jersey 07645, (201) 807-2330, feeneyp@aepinc.com.

Participants in Solicitation Relating to the Merger

Berry, AEP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AEP's shareholders in respect of the proposed transaction. Investors may obtain information regarding the names, affiliations and interests of Berry's directors and executive officers in Berry's Annual Report on Form 10-K for the year ended September 26, 2015, which was filed with the SEC on November 23, 2015, and its proxy statement for its 2016 Annual Meeting, which was filed with the SEC on January 20, 2016. Investors may obtain information regarding the names, affiliations and interests of AEP's directors and executive officers in AEP's Annual Report on Form 10-K for the year ended October 31, 2015, which was filed with the SEC on January 14, 2016, and its proxy statement for its 2016 Annual Meeting, which was filed with the SEC on February 25, 2016. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC's website and from Berry and AEP, as applicable, using the sources indicated above.

Contact:
Paul M. Feeney
Executive Vice President, Finance
and Chief Financial Officer
AEP Industries Inc.
(201) 807-2330
feeneyp@aepinc.com